BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

February 25, 2021

VIA EDGAR

Ada D. Sarmento

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-3 (File No. 333-253259)

Dear Ms. Sarmento:

Pursuant to Rule 461 of the Securities Act of 1933, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-253259), so that it may become effective at 4:00 p.m. Eastern Time on February 26, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
Name: Dr. Jerel Banks
Title: Chief Executive Officer

[Signature Page to Acceleration Request]